UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Dealing in Securities by an Executive Officer of AngloGold Ashanti plc

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

NEWS RELEASE

DEALING IN SECURITIES BY AN EXECUTIVE OFFICER OF ANGLOGOLD ASHANTI PLC

AngloGold Ashanti plc (the “Company”) (NYSE: AU; JSE: ANG) announces that an Executive Officer of the Company, Marcelo Cheuiche Godoy, has dealt in securities of the Company.

Name of Executive Officer	Marcelo Cheuiche Godoy
Name of Company	AngloGold Ashanti plc
Date of transaction	13 September 2024
Nature of transaction	Off-market receipt of vested shares under the 2023 Deferred Share Plan (DSP)
Class of security	Ordinary shares
Number of securities	35,717
Price per security	Nil
Nature and extent of interest	Direct, Beneficial

A portion of the shares received by the Executive Officer have been sold to satisfy related taxes as detailed below:

Name of Executive Officer	Marcelo Cheuiche Godoy
Name of Company	AngloGold Ashanti plc
Date of transaction	13 September 2024
Nature of transaction	On-market sale of shares to fund tax liability in relation to DSP awards
Class of security	Ordinary shares
Number of securities sold	13,717
Price per security	US$28.4927[1]

Value of transaction (excluding fees)	US$390,834.42
Nature and extent of interest	Direct, Beneficial
(1)Weighted average price. These shares were sold in multiple transactions at prices ranging from US$28.4923 to US$28.4963 inclusive.

ENDS

London, Denver, Johannesburg

16 September 2024
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 16 September 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary